Mail Stop 3233
                                                              May 30, 2018

Via E-mail
William Barber, President
Syndicated Resorts Association, Inc.
5530 South Valley View Blvd.
Suite 105
Las Vegas, NV 89118

       Re:    Syndicated Resorts Association, Inc.
              Amendment No. 1 to Registration Statement on Form S-1 Filed May 3, 2018
              File No. 333-222314

Dear Mr. Barber:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 24, 2018 letter.

The Business and Business Plan, page 13

1. We note your disclosure that you offer tickets, dinner and hotels through your website,
       showplusdinner.com; however, your website currently only offers tickets to shows in Las
       Vegas. Please revise to distinguish your current operations from planned future operations or tell us how individuals can purchase dinner and hotel stays on your website

2. You state that the company is able to conduct sales of travel under licenses in the following states: California, Florida, Iowa, and Washington. Please clarify if the company requires a state travel license to offer hotel stays or other services, and if so, explain how you will comply with applicable regulatory regulations. William Barber, President
Syndicated Resorts Association, Inc.
May 30, 2018
Page 2


Suppliers and Strategic Partners, page 15

3. We note that the agreements with Ixtapa and Daticus have not been finalized. Please revise to state, if true, that it is possible that these agreements may never be finalized and disclose the impact on your business if you are not able to finalize these agreements.

4. Please revise to clarify how you earn revenue under the referenced agreements.

Management's Discussion and Analysis ..., page 21

5. We note your response to comment 16 of our letter and reissue our comment. Please revise here and in the business section to provide the information requested by Items
       101(a)(2) and 303 of Regulation S-K by disclosing your specific plan of operation, including detailed milestones, the anticipated time frame for beginning and completing each milestone, and the categories of expenditures for your anticipated operations. Please discuss the likely alternatives for satisfying your capital needs, in light of your working capital deficiency. We may have further comments.

6. We note your response to comment 17 and reissue our comment in part. Please disclose how you will fund operations if the Company's management and majority shareholder do not provide funding over the next 12 months.

Balance Sheets, Page F-3

7. We note that the retained deficit on your Balance Sheet as of December 31, 2016 does not agree to the retained deficit balance on your Statement of Stockholders' Equity as of that date. Please revise your financial statements for consistency.

Statements of Operations, page F-4

8. Please disclose earning per share data on the face of your income statement in accordance with ASC 260-10-45.

Statements of Cash Flows, page F-6

9. Common stock issued for cash and capital contributed by shareholders should be characterized as financing activities in accordance with ASC 230-10-45. Please revise your classification of these cash flows or tell us why you believe a revision is unnecessary.
 William Barber, President
Syndicated Resorts Association, Inc.
May 30, 2018
Page 3

       You may contact Becky Chow at (202)551-6524 or Kristi Marrone at
(202)551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3215 with any other questions.

                                                          Sincerely,

                                                          /s/ Kim McManus

                                                          Kim McManus
                                                          Senior Counsel
                                                          Office of Real Estate
and
                                                          Commodities

cc: Lee Cassidy, Esq. (via e-mail)